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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: March 1, 2005

NOVA Chemicals Corporation

1550 Coraopolis Heights Road, Moon Township, Pennsylvania, U.S.A. 15108
(Address of principal executive offices)

Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

A copy of the Registrant's:

1.
Notice of Annual and Special Meeting and Letter to Shareholders dated March 1, 2005; and

2.
Management Information Circular and form of proxy dated February 16, 2005.

are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form S-8 #333-101793
Registration Statement on Form S-8 #333-109424
Registration Statement on Form F-9 #333-13824

This Report on Form 6-K incorporates by reference the exhibits attached hereto which were filed by NOVA Chemicals Corporation with the Canadian Securities Commissions (the "Commissions") on March 1, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation
/s/ JACK S. MUSTOE Jack S. Mustoe Senior Vice-President, Legal, General Counsel and Corporate Secretary

Date: March 1, 2005

EXHIBITS

Attached hereto are:

1.
Notice of Annual and Special Meeting and Letter to Shareholders dated March 1, 2005;

2.
Management Information Circular and form of proxy dated February 16, 2005;

3.
Shareholder Rights Plan Agreement, as amended and restated as of May 16, 2002, between NOVA Chemicals Corporation and CIBC Mellon Trust Company;

4.
Indenture, dated as of September 21, 1995, between NOVA Chemicals Corporation, as successor to NOVACOR Chemicals Ltd., and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (incorporated by reference from Exhibit 7.1 to the Registrant's Registration Statement on Form F-9, File No. 333-6108);

5.
Indenture, dated as of August 20, 1996, between NOVA Chemicals Corporation, as successor to NOVA Chemicals Ltd., and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (incorporated by reference from Exhibit 7.2 to the Registrant's Registration Statement on Form F-9, File No. 333-6108);

6.
Indenture, dated as of January 14, 1999, between NOVA Chemicals Corporation and JP Morgan Trust Company, N.A., as successor trustee to The First National Bank of Chicago (incorporated by reference from Exhibit 7.1 to the Registrant's Registration Statement on Form F-9, File No. 333-6110);

7.
Indenture, dated as of August 28, 2000, between NOVA Chemicals Corporation and CIBC Mellon Trust Company; and

8.
Indenture, dated as of January 13, 2004, between NOVA Chemicals Corporation and U.S. Bank National Association (incorporated by reference from Exhibit 7.1 to the Registrant's Registration Statement on Form F-10, File No. 333-113038).

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SIGNATURES
EXHIBITS